Mail Stop 4561

January 11, 2007

Jack B. Buchold
Chief Financial Officer
The Bank Holdings
9990 Double R Boulevard
Reno, Nevada 89521

> **RE:** **The Bank Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006**
> **Form 10-Q/A for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006**
> **File No. 000-50645**

Dear Mr. Buchold,

We have reviewed your amended Form 10-Q's and your letter filed on January 4, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Quarterly Period Ended June 30, 2006 and September 30, 2006

General

1. Please revise to provide the disclosures required by paragraph 26 of SFAS 154.

2. Please file an Item 4.02 8-K related to your restatement.

Item 4. Controls and Procedures

3. Please re-evaluate your conclusions and if necessary revise your disclosures on the effectiveness of your disclosure controls and procedures.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant